# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nasus Pharma Ltd, CIK 0002029039
CUSIP: M7071P109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Yigal Alon 65,, Tel Aviv, Israel (L3), 6744317
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086512

## Reporting persons
- Dr. Ronnie Hershman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 954,205; shared voting power 429,307; sole dispositive power 954,205; shared dispositive power 429,307; aggregate amount beneficially owned 1,383,512 (15.3% of the class)
  Comment: (1) Consists of (i) 891,187 Ordinary Shares held by Hershman Holdings LLC, over which Dr. Hershman has sole voting and investment power; (ii) 429,307 Ordinary Shares held by Phoenix Solutions Ltd., of which Dr. Hershman is the controlling shareholder and may be deemed to share voting and investment power; and (iii) 63,018 Ordinary Shares issuable to Dr. Hershman upon the exercise of share options exercisable within 60 days.
  
  (2) Based on 9,014,105 ordinary shares that the issuer has advised the Reporting Person were issued and outstanding as of September 30, 2025.
- Hershman Holdings LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 891,187; shared voting power 0; sole dispositive power 891,187; shared dispositive power 0; aggregate amount beneficially owned 891,187 (9.9% of the class)
  Comment: (1) Hershman Holdings LLC holds 891,187 ordinary shares. Dr. Ronnie Hershman, the managing member of Hershman Holdings LLC, has sole voting and dispositive power with respect to such shares.
  
  (2) Based on 9,014,105 ordinary shares that the issuer has advised the Reporting Person were issued and outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Nasus Pharma Ltd
Address of issuer's principal executive offices: Yigal Alon 65, Tel Aviv, 6744317, Israel.

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Dr. Ronnie Hershman, and Hershman Holdings, LLC.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:

c/o Nasus Pharma Ltd.
Yigal Alon 65,
Tel Aviv, 6744317, Israel
Citizenship: Dr. Ronnie Hershman is a citizen of the United States. Hershman Holdings LLC is a limited liability company organized under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Rows 5 through 9 and 11 of the cover pages for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is based on 9,014,105 ordinary shares that the issuer has advised the Reporting Person were issued and outstanding as of September 30, 2025.

Mr. Hershman holds (i) 891,187 Ordinary Shares held by Hershman Holdings LLC, over which Dr. Hershman, the managing member of Hershman Holdings LLC, has sole voting and investment power; (ii) 429,307 Ordinary Shares held by Phoenix Solutions Ltd., of which Dr. Hershman is the controlling shareholder and may be deemed to share voting and investment power; and (iii) 63,018 Ordinary Shares issuable to Dr. Hershman upon the exercise of share options exercisable within 60 days.
Percent of class:
15.3%
9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Dr. Ronnie Hershman: /s/ Dr. Ronnie Hershman, Dr. Ronnie Hershman (11/13/2025)
- Hershman Holdings LLC: /s/ Dr. Ronnie Hershman, Dr. Ronnie Hershman/Managing Member of Hershman Holdings, LLC (11/13/2025)